AURORA METALS (BVI) LIMITED
                                 P.O. BOX 27494,
                           DENVER, CO, USA 80227-0494

BY EDGAR
--------

May 16, 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Tracie Towner
Mail Stop: 7010

RE:  Aurora Metals (BVI) Limited
     Form 20 F for the Fiscal Year Ended December 31, 2005
     Filed July 17, 2006
     File No. 0-30816

     We have prepared the following responses to your letter of December 22, 2006(the "DECEMBER 22ND LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the DECEMBER 22ND LETTER. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 1 to the Form 20F. Page references are to the hard copy of the Amendment No. 1 to the Form 20F as marked.

1.   CONTROLS  AND  PROCEDURES

     The  requested  disclosures  have  been  made.  Please  refer  to  page 29.

2.   AUDITORS'  REPORT,  PAGE  F-2

     The  auditor's  report  has  been  included.  Please  refer  to  page  33.

ENGINEERING COMMENTS

GENERAL

3.   The suggested  language  has  been  added  to  the  Company's  web  site.

4.   The suggested  language  has  been  added  to  the  Company's  web  site.

5. We have attached location maps and land status maps as Exhibits 10.23 through 10.26 to the Form 20F. Please refer to page 50.

6. The only project in which the Company has an interest is the Stillwater Complex. The filing has been amended to disclose the fact that there are no known reserves on the property. Please refer to pages 8 and 14.

7. We have addressed all the points listed in the revised text. Please refer to pages 8 through 13.

                                                     AURORA METALS (BVI) LIMITED

U.S. SECURITIES AND EXCHANGE COMMISSION
MAY 16, 2007
ATTENTION: TRACIE TOWNER
PAGE 2 OF 2


8.   A description  of  the QA/QC protocols has been added. Please refer to page
     13.

MOUNTAIN  VIEW  AND BASAL ZONE LEASE AGREEMENTS - PLATINUM GROUP METALS, PAGE 12

9. We have removed references relating to tonnages and grades. Please refer to pages 11-13.

10. We have revised the wording relating to the particular drill hole. Please refer to page 13.

MOUNTAIN  VIEW  LEASE  AGREEMENT  -  MOUAT  MINE  -  CHROMITE,  PAGE  13

11. We have added a note regarding chromitite to the effect that it is stable and benign and does not break down, oxidize and cause contamination. There are no tailings at the site and the old workings are inaccessible because of collapsed adits. Please refer to page 11.

PROPERTY,  PLANT  AND  EQUIPMENT,  PAGE  14

12. We have addressed the particular points in the text, as applicable. Please refer to pages 8 through 13.

LIQUIDITY  AND  CAPITAL  RESOURCES,  PAGE  15

13.  The suggested  disclosure  has  been  added.  Please  refer  to  page  14.

14. We are not carrying out phased programs at this stage. Please refer to pages 12 and 14.

DIRECTORS  AND  SENIOR  OFFICERS,  PAGE  17

15. The additional suggested disclosures have been added. Please refer to pages 16 and 17.

We  hope  that  you  find  the  foregoing  responsive  to  the Staff's comments.


Very truly yours,


John A.A. James